Exhibit 4.13

Patrick L. Alesia

Chief Financial Officer

100 Jericho Quadrangle, Suite 224

Jericho, NY 11753

Dear Mr. Alesia:

In connection with the recent rights offering by Griffon Corporation,                         , an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, delivered [a] notice[s] of guaranteed delivery (the “Notice of Guaranteed Delivery”) in respect of the exercise of                 rights to subscribe (including pursuant to the subscription and over-subscription rights) for an aggregate of                      shares of Griffon’s common stock, par value $0.25 per share (the “Shares”).  We delivered the Notice of Guaranteed Delivery pursuant to the instructions of our customers/counterparties in the good faith belief that such parties would provide to us the applicable subscription certificates in time to be delivered in accordance with our obligations under the Notice of Guaranteed Delivery.  Unfortunately, we were unable to comply with these obligations due to the failure of our customers/counterparties to deliver the expected subscription certificates.

We desire to fulfill our obligations under the Notice of Guaranteed Delivery and accordingly are delivering to Griffon, together with this letter, $              , representing the aggregate subscription price for the                  Shares for which we delivered the Notice of Guaranteed Delivery.  In doing so, we agree to indemnify, defend and hold Griffon harmless from and against any and all claims, damages, losses and expenses, including attorneys’ fees, asserted by any person in connection with or arising out of the Notice of Guaranteed Delivery, the undelivered subscription certificates, this letter or the issuance of Shares to us pursuant hereto.  We further agree that, in the event we receive any of the undelivered subscription certificates, we will cause them to be returned to Griffon.

[Eligible Guarantor Institution]

Name:
Title: